UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

APYX MEDICAL CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	12183	11-2644611
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

5115 Ulmerton Road Clearwater, Florida		33760
(Address of principal executive offices)		(Zip Code)

Charles D. Goodwin, II, Chief Executive Officer
(727) 384-2323
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Apyx Medical Corporation (the “Company”) for calendar year 2018 is being filed in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934, as amended.

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which minerals specified in Rule 13p-1 are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”). The “Covered Countries” for purposes of Rule 13p-1 are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. Certain of the Company’s operations manufacture, or contract to manufacture, products for which the Conflict Minerals are necessary to the functionality or production of those products. The Company has conducted a good faith, reasonable country of origin inquiry regarding the Conflict Minerals. This good faith, reasonable country of origin inquiry was designed to determine whether any of the Conflict Minerals originated in the Covered Countries.

As part of the reasonable country of origin inquiry, the Company contacted several key vendors and suppliers that use Conflict Minerals in the manufacture of the Company’s products and requested confirmation from such vendors and suppliers that the Conflict Minerals did not originate from the Covered Countries. [Each of the Company’s vendors who responded to this inquiry either (a) confirmed that the Conflict Minerals did not originate from the Covered Countries, or (b) responded that such vendor had no reason to believe that the Conflict Minerals originated from the Covered Countries.] Currently, the Company includes a provision in its standard terms and conditions for all order forms that prohibit the use of Conflict Minerals that originate from a Covered Country and, in the event the vendor or supplier discovers that a Conflict Mineral did originate in a Covered Country, such vendor or supplier must inform the Company of this fact immediately. However, certain of the Company’s key vendors and suppliers have not yet responded to the Company’s inquiries as of the date hereof. Based on the foregoing, the Company is unable to definitively determine at this time whether Conflict Minerals necessary to the functionality or production of the Company’s products manufactured in calendar year 2018 originated in the Covered Countries.

A copy of the Company’s Conflict Minerals Disclosure is publicly available at www.apyxmedical.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereto duly authorized.

APYX MEDICAL CORPORATION
(Registrant)
DATE: May 31, 2019	By:	/s/ Charles D. Goodwin, II
Charles D. Goodwin, II
Chief Executive Officer